Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2023 and 2022

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	September 30, 2023 (Unaudited)		December 31, 2022 (Audited)		September 30, 2022 (Unaudited)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents	$32,005	6	$50,193	10	$32,898	7
Financial assets at fair value through profit or loss	—	—	4	—	4	—
Hedging financial assets	—	—	13	—	13	—
Contract assets	6,727	1	6,056	1	5,702	1
Trade notes and accounts receivable, net	23,515	5	24,672	5	22,279	4
Receivables from related parties	111	—	75	—	107	—
Inventories	12,364	2	11,316	2	12,337	2
Prepayments	5,556	1	2,398	—	5,110	1
Other current monetary assets	12,327	2	3,619	1	4,362	1
Incremental costs of obtaining contracts	95	—	—	—	—	—
Other current assets	4,205	1	3,555	1	4,008	1

Total current assets	96,905	18	101,901	20	86,820	17

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	1,052	—	1,020	—	1,051	—
Financial assets at fair value through other comprehensive income	4,054	1	3,491	1	3,484	1
Investments accounted for using equity method	7,018	1	6,949	1	6,999	1
Contract assets	3,526	1	3,137	1	2,967	1
Property, plant and equipment	287,208	56	291,528	56	286,301	57
Right-of-use assets	11,187	2	11,103	2	11,234	2
Investment properties	10,147	2	9,804	2	9,707	2
Intangible assets	74,277	16	79,187	15	80,794	16
Deferred income tax assets	2,109	—	2,197	—	2,616	1
Incremental costs of obtaining contracts	937	—	980	—	967	—
Net defined benefit assets	5,720	1	5,266	1	3,901	1
Prepayments	3,175	1	1,728	—	1,923	—
Other noncurrent assets	4,686	1	4,705	1	4,625	1

Total noncurrent assets	415,096	82	421,095	80	416,569	83

TOTAL	$512,001	100	$522,996	100	$503,389	100

	September 30, 2023 (Unaudited)		December 31, 2022 (Audited)		September 30, 2022 (Unaudited)
LIABILITIES AND EQUITY	Amount	%	Amount	%	Amount	%
CURRENT LIABILITIES
Short-term loans	$820	—	$722	—	$592	—
Financial liabilities at fair value through profit or loss	2	—	—	—	—	—
Hedging financial liabilities	4	—	—	—	—	—
Contract liabilities	14,287	3	13,390	3	13,612	3
Trade notes and accounts payable	13,178	3	16,429	3	13,161	3
Payables to related parties	168	—	539	—	476	—
Current tax liabilities	8,640	2	6,999	1	4,734	1
Lease liabilities	3,456	1	3,339	1	3,216	1
Other payables	21,150	4	25,080	5	20,896	4
Provisions	324	—	226	—	226	—
Current portion of long-term loans	1,600	—	—	—	—	—
Other current liabilities	1,026	—	1,016	—	1,000	—

Total current liabilities	64,655	13	67,740	13	57,913	12

NONCURRENT LIABILITIES
Long-term loans	—	—	1,600	—	1,600	—
Bonds payable	30,481	6	30,477	6	30,476	6
Contract liabilities	7,880	2	7,674	2	7,124	2
Deferred income taxes liabilities	2,390	—	2,301	—	2,248	—
Provisions	481	—	173	—	157	—
Lease liabilities	7,417	2	7,334	2	7,346	2
Customers’ deposits	5,199	1	5,157	1	5,076	1
Net defined benefit liabilities	2,279	—	2,285	—	2,268	—
Other noncurrent liabilities	6,601	1	6,726	1	6,835	1

Total noncurrent liabilities	62,728	12	63,727	12	63,130	12

Total liabilities	127,383	25	131,467	25	121,043	24

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	15	77,574	15	77,574	15

Additional paid-in capital	149,848	29	149,844	29	149,827	30

Retained earnings
Legal reserve	77,574	15	77,574	15	77,574	15
Special reserve	2,899	1	3,084	1	3,084	1
Unappropriated earnings	64,129	13	71,268	13	62,471	12

Total retained earnings	144,602	29	151,926	29	143,129	28

Others	420	—	(223)	—	(182)	—

Total equity attributable to stockholders of the parent	372,444	73	379,121	73	370,348	73
NONCONTROLLING INTERESTS	12,174	2	12,408	2	11,998	3

Total equity	384,618	75	391,529	75	382,346	76

TOTAL	$512,001	100	$522,996	100	$503,389	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2023		2022		2023		2022
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$53,659	100	$53,508	100	$161,333	100	$157,238	100
OPERATING COSTS	33,842	63	33,174	62	100,548	62	97,211	62

GROSS PROFIT	19,817	37	20,334	38	60,785	38	60,027	38

OPERATING EXPENSES
Marketing	5,874	11	5,605	10	17,150	11	16,642	11
General and administrative	1,510	3	1,541	3	4,798	3	4,631	3
Research and development	953	2	983	2	2,854	2	2,785	1
Expected credit loss	14	—	21	—	85	—	95	—

Total operating expenses	8,351	16	8,150	15	24,887	16	24,153	15

OTHER INCOME AND EXPENSES	(1)	—	(2)	—	1	—	(6)	—

INCOME FROM OPERATIONS	11,465	21	12,182	23	35,899	22	35,868	23

NON-OPERATING INCOME AND EXPENSES
Interest income	136	—	58	—	455	—	146	—
Other income	76	—	69	—	325	—	323	—
Other gains and losses	(70)	—	(118)	—	(223)	—	(165)	—
Interest expenses	(80)	—	(69)	—	(233)	—	(190)	—
Share of profits of associates and joint ventures accounted for using equity method	109	—	79	—	345	—	395	—

Total non-operating income and expenses	171	—	19	—	669	—	509	—

INCOME BEFORE INCOME TAX	11,636	21	12,201	23	36,568	22	36,377	23
INCOME TAX EXPENSE	2,745	4	2,942	5	6,585	3	6,771	4

NET INCOME	8,891	17	9,259	18	29,983	19	29,606	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	111	—	(4)	—	548	—	(128)	—
Gain or loss on hedging instruments subject to basis adjustment	(13)	—	20	—	(16)	—	21	—
Share of other comprehensive income (loss) of associates and joint ventures	—	—	2	—	8	—	4	—

	98	—	18	—	540	—	(103)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	95	—	187	—	102	—	339	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2023		2022		2023		2022
	Amount	%	Amount	%	Amount	%	Amount	%
Share of other comprehensive income of associates and joint ventures	$4	—	$4	—	$6	—	$5	—

	99	—	191	—	108	—	344	—

Total other comprehensive income, net of income tax	197	—	209	—	648	—	241	—

TOTAL COMPREHENSIVE INCOME	$9,088	17	$9,468	18	$30,631	19	$29,847	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,620	16	$8,865	17	$29,142	18	$28,466	18
Noncontrolling interests	271	1	394	1	841	1	1,140	1

	$8,891	17	$9,259	18	$29,983	19	$29,606	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,822	16	$9,060	17	$29,795	18	$28,694	18
Noncontrolling interests	266	1	408	1	836	1	1,153	1

	$9,088	17	$9,468	18	$30,631	19	$29,847	19

EARNINGS PER SHARE
Basic	$1.11		$1.14		$3.75		$3.67

Diluted	$1.11		$1.14		$3.75		$3.67

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at FVOCI	Gain or Loss on Hedging Instruments	Total Others	Total Equity Attributable to Stockholders of the Parent

			Retained Earnings
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings						Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2022	$77,574	$149,810	$77,574	$2,676	$70,157	$150,407	$(392)	$(8)	$(8)	$(408)	$377,383	$11,747	$389,130
Appropriation of 2021 earnings
Special reserve	—	—	—	408	(408)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(35,746)	(35,746)	—	—	—	—	(35,746)	—	(35,746)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,053)	(1,053)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the nine months ended September 30, 2022	—	—	—	—	28,466	28,466	—	—	—	—	28,466	1,140	29,606
Other comprehensive income (loss) for the nine months ended September 30, 2022	—	—	—	—	2	2	314	(109)	21	226	228	13	241

Total comprehensive income (loss) for the nine months ended September 30, 2022	—	—	—	—	28,468	28,468	314	(109)	21	226	28,694	1,153	29,847

Share-based payment transactions of subsidiaries	—	15	—	—	—	—	—	—	—	—	15	59	74
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	92	92

BALANCE, SEPTEMBER 30, 2022	$77,574	$149,827	$77,574	$3,084	$62,471	$143,129	$(78)	$(117)	$13	$(182)	$370,348	$11,998	$382,346

BALANCE, JANUARY 1, 2023	$77,574	$149,844	$77,574	$3,084	$71,268	$151,926	$(111)	$(125)	$13	$(223)	$379,121	$12,408	$391,529
Appropriation of 2022 earnings
Special reserve	—	—	—	(185)	185	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,476)	(36,476)	—	—	—	—	(36,476)	—	(36,476)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,092)	(1,092)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	1	—	—	—	—	—	—	—	—	1	—	1
Actual acquisition of interests in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the nine months ended September 30, 2023	—	—	—	—	29,142	29,142	—	—	—	—	29,142	841	29,983
Other comprehensive income (loss) for the nine months ended September 30, 2023	—	—	—	—	10	10	109	550	(16)	643	653	(5)	648

Total comprehensive income (loss) for the nine months ended September 30, 2023	—	—	—	—	29,152	29,152	109	550	(16)	643	29,795	836	30,631

Share-based payment transactions of subsidiaries	—	1	—	—	—	—	—	—	—	—	1	22	23

BALANCE, SEPTEMBER 30, 2023	$77,574	$149,848	$77,574	$2,899	$64,129	$144,602	$(2)	$425	$(3)	$420	$372,444	$12,174	$384,618

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$36,568	$36,377
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	24,697	24,583
Amortization	5,027	4,962
Amortization of incremental costs of obtaining contracts	641	628
Expected credit loss	85	95
Interest expense	233	190
Interest income	(455)	(146)
Dividend income	(167)	(157)
Compensation cost of share-based payment transactions	7	12
Share of profits of associates and joint ventures accounted for using equity method	(345)	(395)
Loss (gain) on disposal of property, plant and equipment	(1)	6
Gain on disposal of financial instruments	—	(1)
Loss (gain) on disposal of investments accounted for using equity method	(5)	1
Provision for impairment loss and obsolescence of inventory	9	72
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	84	141
Others	3	182
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(1,061)	(507)
Trade notes and accounts receivable	1,101	1,602
Receivables from related parties	(36)	(66)
Inventories	(1,007)	(1,082)
Prepayments	(3,216)	(2,905)
Other current monetary assets	(673)	(464)
Other current assets	(650)	(1,029)
Incremental cost of obtaining contracts	(693)	(607)
Increase (decrease) in:
Contract liabilities	1,103	1,662
Trade notes and accounts payable	(3,251)	(4,900)
Payables to related parties	(371)	84
Other payables	(2,623)	(2,056)
Provisions	356	(44)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2023	2022
Other current liabilities	$27	$39
Net defined benefit plans	(460)	(530)

Cash generated from operations	54,927	55,747
Interests paid	(270)	(209)
Income taxes paid	(4,767)	(8,338)

Net cash provided by operating activities	49,890	47,200

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(15)	(3)
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	7
Acquisition of financial assets at fair value through profit or loss	(130)	(326)
Proceeds from disposal of financial assets at fair value through profit or loss	—	15
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	20	66
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(35,425)	(5,136)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	27,639	6,466
Acquisition of investments accounted for using equity method	—	(20)
Proceeds from capital reduction of investments accounted for using equity method	—	340
Acquisition of property, plant and equipment	(18,879)	(20,219)
Proceeds from disposal of property, plant and equipment	18	5
Acquisition of intangible assets	(115)	(1,810)
Acquisition of investment properties	(48)	(18)
Decrease in other noncurrent assets	21	205
Increase in prepayments for leases	(1,389)	—
Interests received	457	144
Dividends received	249	271

Net cash used in investing activities	(27,597)	(20,013)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	2,490	935
Repayments of short-term loans	(2,392)	(408)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2023	2022
Proceeds from issuance of bonds	$—	$3,500
Payments for transaction costs attributable to the issuance of bonds	—	(4)
Increase (decrease) in customers’ deposits	24	(298)
Payments for the principal of lease liabilities	(2,937)	(2,993)
Increase (decrease) in other noncurrent liabilities	(125)	1,753
Cash dividends paid	(36,476)	(35,746)
Acquisition of additional interests in subsidiaries	—	—
Cash dividends distributed to noncontrolling interests	(1,086)	(1,048)
Change in other noncontrolling interests	16	154
Unclaimed dividend	2	2

Net cash used in financing activities	(40,484)	(34,153)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	3	85

NET DECREASE IN CASH AND CASH EQUIVALENTS	(18,188)	(6,881)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	50,193	39,779

CASH AND CASH EQUIVALENTS, END OF PERIOD	$32,005	$32,898

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2023 and 2022

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of September 30, 2023 and 2022, the related consolidated statements of comprehensive income for the three months ended September 30, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the nine months ended September 30, 2023 and 2022 in accordance with International Accounting Standards No. 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.